NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-10 JUNE 7, 2006

AFRICO RESOURCES APPOINTS PRESIDENT/CEO
Rubicon announces execution of support agreement by major Africo Shareholders

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that Africo Resources Ltd. (“Africo”) in which Rubicon is a 39.6% shareholder, has advised shareholders that Africo has appointed Dr. Antony Harwood as the President and Chief Executive Officer of Africo.

Dr. Harwood obtained his Bachelor of Science and PhD from Cardiff University in the United Kingdom. He was the managing director of Harwood International, a geological consulting company, from September 1993 to June 1998 and was a Vice-President of Placer Dome Inc., from June 1998 to March 2006. At Placer Dome Inc., he was responsible for global generative and Africa Eurasia Exploration. Dr. Harwood joins Chief Operating Officer Michael Keating on the management team of Africo.

Chris Theodoropoulos, Chairman of Africo said: “We are very pleased to welcome Tony as CEO/President of Africo and look forward to working with him on the Board.  At the same time, we would like to thank David Adamson for his valuable contributions in seeing the feasibility study through to completion while serving as President of Africo.  David will continue to serve on the Board of Africo.”

David Adamson is also pleased to report that Rubicon has entered into a support agreement with other major Africo shareholders, in which the signatories agree to vote their shares in favour of Rubicon’s previously announced Plan of Arrangement. Completion of the Plan of Arrangement will be subject to certain conditions, including Africo completing a financing for gross proceeds of at least CAD$80 million. Rubicon and the other parties to the support agreement hold over 85% of the outstanding shares of Africo. The vote on the Plan by Rubicon shareholders is scheduled to take place on or around July 14th, 2006.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. As part of its diverse asset base, Rubicon holds a 39.6% interest in a private B.C. corporation, Africo Resources Ltd. A feasibility study has been completed at Africo's high-grade copper/cobalt Kalukundi project in the DRC. To achieve maximum value for its assets, Rubicon has announced plans to spinout its assets into three public vehicles.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Rubicon’s proposed Plan of Arrangement, including the proposed transactions involving Africo; the timing and completion of the Kalukundi feasibility study; and the timing of Rubicon’s shareholder meeting. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706   E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.